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                                  EXHIBIT 99.2

For Immediate Release
Contact: Philip Bourdillon
Silverman Heller Associates
(310) 208-2550

         DIODES INCORPORATED ANNOUNCES APPOINTMENT OF NEW PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER

Westlake Village, California -- March 30, 2000 --- Diodes Incorporated (Amex:
DIO) today announced that it has appointed C.H. Chen as president and chief executive officer of the Company.

The appointment of Mr. Chen, who has more than three decades experience in the semiconductor industry, follows the resignation of Michael Rosenberg, who has left the Company to pursue other interests. While expressing regret at Mr. Rosenberg's departure, Raymond Soong, chairman of Diodes Incorporated, said he was delighted that an individual of Mr. Chen's caliber and experience has accepted the position. With his extensive experience, said Mr. Soong, Mr. Chen is superbly qualified to oversee the continuing advancement of the Company's technology and the enhancement of its customer base.

From 1969 to 1990, Mr. Chen held various positions at Texas Instruments, most recently as vice president of Texas Instruments-Taiwan. In 1990, he left Texas Instruments to found Dyna Image Corp., a Lite-On Group company (now listed on the Taiwan OTC market) that has become the world's leading supplier of contact image sensors (CISs), which are key components in fax machines and scanners. Mr. Chen is currently the vice chairman and president of Dyna Image Corp.

As recently announced, the Lite-On Group (a Taiwanese consortium with business interests worldwide) has agreed to repurchase from Vishay Intertechnology, Inc. (NYSE: VSH) the latter's interest in Lite-On Power Semiconductor Corporation ("LPSC"). Since 1991, LPSC, which currently owns approximately 38% of Diodes' common stock, has been a major shareholder in the Company.

Diodes Incorporated manufactures high-quality discrete semiconductor devices and provides customer support to leading manufacturers in the automotive, electronics, computing and telecommunications industries. Through the Company's ISO-9000 and QS-9000 certified manufacturing facilities located in Shanghai, China and Taipei, Taiwan, Diodes' products include small signal transistors and MOSFETs, transient voltage suppressors (TVSs), zeners, diodes, rectifiers and bridges. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California.